Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

FALCONBRIDGE LIMITED

memorandum

Message from Derek Pannell to Employees

June 7, 2006

To all employees,

In a news release today, Inco and Falconbridge announced that an agreement has been reached regarding the sale of the Nikkelverk refinery, the custom feed group, and related sales and marketing offices in Brussels, Tokyo and Pittsburgh to LionOre Mining International Ltd.

The sale of Nikkelverk, the custom feed group and the sales and marketing offices is conditional upon the completion of the Inco-Falconbridge combination.

This news is an important milestone in the process to gain regulatory clearance from the U.S. Department of Justice and the European Commission for the combination of Inco and Falconbridge. We are particularly pleased to have reached this agreement with LionOre, which is a company that recognizes the value in both the physical assets as well as in the expertise of the people who work at the refinery, in the custom feed group and in the sales and marketing offices. In its own news release, LionOre said, "The addition of the Falconbridge marketing network adds considerable value to LionOre's existing strategy."

We have also agreed to supply up to 60,000 tonnes of nickel in matte to the refinery under a 10-year supply agreement. This approximates the current volume of feed provided by Falconbridge's operations to the facility.

We believe the competition issues identified by the European Commission and U.S. Department of Justice have been addressed by the sale of the refinery and related sales and marketing operations. We remain focused on gaining approval from American and European regulatory agencies, and will keep you up-to-date as the process evolves.

We thank you for your flexibility in these times of change and transition.

Sincerely,

Derek Pannell

Q&A

Will this speed up the regulatory review process?

The European Commission has set a deadline of July 12 for their review process. We are hopeful that this news may help to accelerate the process. We believe the competition issues identified by the European Commission and U.S. Department of Justice have been addressed by the sale of the refinery and related sales and marketing operations

Will there be any employment impact on Nikkelverk, the custom feed group and the sales and marketing offices as a result of this news?

In its own release, LionOre has expressed that the refinery is very complementary to its growth strategy, and noted that the addition of the sales and marketing expertise adds considerable value to the transaction. LionOre is clearly pleased to acquire such tremendous assets and we expect they will want to take full advantage of skills and knowledge of employees as well as the capability of the assets.

Will wages or benefits change for employees at these sites?

There is no immediate change to any aspect of employee compensation or benefits at these sites. LionOre has expressed its commitment to maintain competitive wages and benefits for employees under their ownership.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.